OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Jinglz, Inc.

10802 Lake Wynds Court
Boynton Beach, FL 33437

https://www.playjinglz.com

10, 000 shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of Class A common stock ($1,070,000)

Minimum 10,000 shares of Class A common stock ($10,000)

Company	Jinglz, Inc.
Corporate Address	10802 Lake Wynds Court Boynton Beach, FL 33437
Description of Business	Jinglz is a technology company that has developed an eponymous mobile development platform which revolutionizes current online advertising models where advertisers, publishers, and users connect in a fair, meaningful way.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$1.00 / share
Minimum Investment Amount (per investor)	$100.00

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Jinglz is a technology company founded in 2014 that develops mobile device applications, marketing data & research products, and an internet platform for the distribution of mobile advertising.

Sales, Supply Chain, & Customer Base

Jinglz products consist of software, data, and digital advertising distribution. All software applications and data products are developed in-house, or, as needed, with the use of some contracted consultants. The distribution of digital advertising is achieved through the display of ads on our mobile applications (which are available to consumers for free via Apple iTunes and Google Play Store) and, in the future, through an API that other software companies may use to distribute the ads for which we hold insertion orders in exchange for a revenue split. As such, the primary source of revenue is from Advertisers and Advertising Agencies seek distribution of digital advertising.

Competition

Our competition consists primarily of Google and Facebook (the two largest distributors of digital advertising) and other ad networks that engage in similar revenue split exchanges with independent mobile app publishers. Our competitive advantage, in the case of distribution, is that we offer "verified engagement"-- a guarantee using our technology that the app user actually watches and listens to the ads they're shown.

Liabilities and Litigation

Jinglz is not exposed to any liability or litigation at this time.

The team

Officers and directors

Aaron Itzkowitz	Chief Executive Officer & Chairman
Dewey Robbins	Chief Product Officer
Ron Erickson	Director
Chris Flint	Chief Technical Officer
David Markowski	Chief Financial Officer

Aaron Itzkowitz
Aaron has extensive experience in technology management and in growing traditional and start-up businesses to profitability. Prior to JINGLZ, Aaron led Successories.com and its subsidiaries as CEO, President and COO. In 2014, he sold a division of the company at a substantial gain for the investors. He has launched companies and also worked as a business consultant for small to Fortune 100 companies to increase revenue, implement cost cutting programs and guide manufacturing and technology expansion. He led a Hewlett Packard initiative to build an on-demand solution to introduce their wide format printers. He also founded and served as CEO of FrameLogix Inc., an online photo framing fulfillment business. Partners included Snapfish.com, Kodak and AOL. Mr. Itzkowitz was an independent business consultant serving clients in various industries from September 2015 through March 2017. From September 2014 through August 2015, he led sales efforts for Bruce Fox Inc., a manufacturer of custom award products. In the years beginning November 2006

through August 2014, he led Successories.com and its divisions in various capacities including, CEO, President, and COO.

Dewey Robbins
Dewey became an affiliate with a focus on online gaming in 2002 where his love for the game of poker and his digital marketing background merged resulting in generating millions of dollars in earnings and affiliate sales. He developed a content-based approach, understanding his players' motivation for taking action, and where to send those players to have the most value. When the online poker industry began a downward trend in 2009, he exited comfortably prior to the industry's collapse in 2011. He leads the Jinglz user acquisition and product management. He is a graduate of UCF. He previously worked as a Digital Marketing Specialist at the American Safety Council from November 2016 through March 2017. From August 2005 through February 2017, he was an independent digital marketing consultant. Mr. Robbins has been with Jinglz in the capacity of Chief Product Officer since August 2016.

Ron Erickson
Ron Erickson is an American business executive, lawyer, and angel investor based in Seattle. After co-founding Microrim in 1981, he has either founded or served as an executive for companies such as GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc., and Blue Frog Media. He was the sole investor in Double Down Interactive, a social video game studio that was sold for up to $500 million in 2012. Mr. Erickson is CEO and Founder of Visualant since March of 2003. He joined the Jinglz board of directors in October 2017.

Chris Flint
Chris has expertise developing and maintaining new and existing applications using modern programming languages. He worked as Chief Data Architect at a national SaaS company managing and developing databases on multiple platforms, and the setup and maintenance of development infrastructure. He has performed in many information technology roles including Software Engineer at a Fortune 1000 firm which provides solutions for national security from May 2013 through December 2016. He most recently worked as a Solution Engineer for Deloitte Management Consulting from December 2016 through July 2017. Mr. Flint has served as the Chief Technical Officer at Jinglz since May 2017. Mr. Flint is a graduate of the University of Central Florida.

David Markowski
David is a 30+ year veteran in growing businesses in both the private and public sectors. After receiving his BA degree in Business from Florida State University in 1982 he spent a decade on Wall Street focused on investment banking, financing startups and public offerings. Mr. Markowski served as CEO and Co-Founder of Newsgrade Corporation coordinating all aspects of corporate development and technology expansion for an $18 million software project requiring the efforts of ninety-five highly skilled team members. Mr. Markowski also serves as CFO of eWellness Healthcare since May 2013. He joined Jinglz in July 2017 as CFO. Mr. Markowski was recently appointed Managing Director of Dynasty Wealth, LLC, which provides certain

promotional services to the Company.

Number of Employees: 11

Related party transactions

During the years ended December 31, 2016 and 2015, the Company had loans payable to a related party of $574.00 and $114.00, respectively. Our management team includes David Markowski who is serving as Interim CFO of the Company pursuant to a consulting agreement which expires on June 30, 2018. Mr. Markowski is also the Managing Director of Dynasty Wealth LLC, which provides certain promotional services to the Company. In consideration of its services to the Company pursuant to an agreement expires on May 16, 2019, Jinglz has issued 100,000 shares of its common stock to Dynasty Wealth and is obligated to pay it a monthly fee. Because of his position with Dynasty Wealth, Mr. Markowski may be deemed to beneficially own these shares.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold a patent pending, as well as a number of trade secrets. The Company intends to continue to file additional patent applications, trademarks, copyrights, Internet domain names, and trade secrets to build its intellectual property portfolio as we discover new technologies.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to market and grow our business.** We estimate that we will require at least $3 million to expand and scale our business. We believe that we will be able to finance this through a Title IV CrowdFunding campaign by the end of the first quarter of 2018. If we are unable to do so we may not achieve the results as illustrated in our projections.
- **You can't easily resell the securities.** There is no current market to resell the securities at this time nor is there any guarantee that there will be a liquidity event in the near future. We cannot assure you that a public market will ever develop. If no public market exists it may be difficult for Shareholders to sell

their equity if they wish to do so. In addition, the state and federal Common Shares laws place significant restrictions on the sale or transfer of the Common Shares. The Company cannot assure you that you will be able to sell your Common Shares.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. We have determined the purchase price of the Common Shares without independent valuation of the Common Shares. We established the purchase price based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Common Shares. The Common Shares may have a value significantly less than the Offering's prices and there is no guarantee that the Common Shares will ever obtain a value equal to or greater than the Offering's price.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance there will be sufficient demand for our products.
- **The Company many not raise sufficient capital to execute the business plan.** The Company will use its "best efforts" to raise sufficient capital through this Offering. However, it cannot guarantee the outcome of its capital raising efforts and the amount of capital raised.
- **The management must effectively manage and support the growth of the business in order to succeed.** The Management has full control in all areas of operations in order to execute their business strategy. Managing growth will place significant demands on the Management, as well as on their respective administrative, operational and financial systems and controls. The inability to effectively manage, finance or support its anticipated growth could have a material adverse effect on its business and the results of its operations.
- **Management has broad discretion to determine how the proceeds from the offering are used.** The Company will have broad discretion as to the use of the net proceeds from this Offering. This could result in the proceeds being applied to uses that investors may not deem desirable or with which they may not agree.
- **We have an immediate need for capital and we will be unable to complete the business plan if the offering is not completely in a timely fashion.** The Company's business strategy depends completely on our ability to sell the offering. If we are unable to secure sufficient capital in the future, the Company may be unable to pursue its business strategy and commence full operations.
- **An investment in Jinglz , Inc. is highly speculative, illiquid and involves a high degree of risk.** Prospective investors should carefully consider the Risk Factors and the other information in this offering before making an investment decision.
- **Jinglz, Inc. may not raise sufficient capital to execute their business plan.** Jinglz Inc., will use its "best efforts" to raise sufficient capital through this Offering, however, Jinglz, Inc. cannot guarantee the outcome of its capital raising efforts and the amount of capital raised.
- **The Management must effectively manage and support the growth of the**

business in order to succeed. The Management has full control in all areas of operations in order to execute their business strategy. Managing growth will place significant demands on the Management, as well as on their respective administrative, operational and financial systems and controls. The inability to effectively manage, finance or support its anticipated growth could have a material adverse effect on its business and the results of its operations.

- **It may be difficult for the Company to evaluate its business and prospects as mature competitors or new business enters our marketplace.** The Company may be unable to recognize and respond to trends, changing preferences or competitive factors within the industry, which may result in a material adverse effect on its business and operations, including those of the Company and cannot assure you that it will be able to successfully use new business strategies effectively or adapt its business models to a changing market. The Company is entirely reliant upon the Company's ability to recognize and respond to trends, changing preferences or competitive factors within the commercial industry. The Company's inability to respond effectively to changing customer requirements or market conditions would have a material adverse effect on its business, results of operations and financial condition.
- **No legal counsel has been obtained for investors.** We have not retained any independent professionals to review or comment on this Offering, this Memorandum or otherwise represent the interests of the investors. Any statement contained herein is that of the Company. and no independent counsel has been engaged on behalf of any prospective investor. The Company's counsel has not conducted any due diligence as to the truth or the reliability of any of the statements contained herein or related to this offering.
- **The campaign may be oversubscribed, limiting the ability to fulfill all investments made.** In the event that the offering is oversubscribed, the members and subscribers of Dynasty Wealth, SproutUps, Trophy Investing, WG StartUps and Appsfunder will have the priority to invest. The company is prioritizing and reserving $100,000 of the offering for the members of SproutUps who may each invest a minimum of $10.00. The minimum investment for a non-SproutUp member remains at $100.00.
- **Investor Relations Agreement** On May 17, 2016, Jinglz entered into a 36 month investor relations agreement with Dynasty Wealth. Under the terms of the agreement Dynasty Wealth was granted 500,000 options to purchase Jinglz shares at $0.50. Dynasty Wealth was also to receive $20,000 per month consisting of cash and/or shares for the 36 month period. On July 1, 2017, Dynasty Wealth agreed to accept 100,000 shares of common stock in lieu of the outstanding balance of $240,000 in cash and options that the company owed to Dynasty Wealth through May 31, 2017.
- **Our CFO may have a conflict of interest in performing his duties for us because of his position with one of our vendors.** David Markowski is simultaneously serving as our Interim CFO and as Managing Director of Dynasty Wealth, LLC, which provides certain promotional services to the Company for which it has been compensated in shares of our stock and will be compensated in cash. This relationship poses a possible conflict of interest, though the Company will

isolate Mr. Markowski from any role in the Company's agreement with Dynasty Wealth. Mr. Markowski is not required to devote his full time to his role as CFO and, in addition to his role with Dynasty Wealth, has other significant roles for other companies.

- **The Company's business model includes two areas which are regulated by the federal government and the states: a sweepstakes and privacy rules pertaining to personal information.** Although the Company has taken steps it believes are adequate to company with the rules applicable to sweepstakes and compliance with privacy requirements, this is a highly regulated area and the rules are subject to change and interpretation.
- **Management's ownership of Class B Common Stock makes a change of control of the Company difficult.** Existing shareholders each own shares of Class B Common Stock having 10 votes per share, while new investors will receive shares of Class A Common Stock having 1 vote per share. The ownership of the Class B Common Stock makes a change of control of the Company difficult and may adversely affect the value of the Company and the Class A Common Stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Aaron Itzkowitz, 52.0% ownership, Class B Common Stock

Classes of securities

- Class B Common Stock: 10,650,000

Class B Common Stock

The Company has authorized to issue up to 20,000,000 shares of Class B Common Stock. There are a total of 10,650,000 shares issued and outstanding.

Voting Rights

The holders of shares of the Company's Class B Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Common Stock may be restricted

by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class A Common Stock: 0

Class B Common Stock

The Company has authorized to issue up to 80,000,000 shares of Class A Common Stock. There are no shares issued and outstanding.

On a fully diluted basis, there are currently Stock Options outstanding representing 905,000 shares of Class A Common Stock, and Warrants outstanding representing 2,555,500 shares of Class A Common Stock.

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders

may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Preferred Stock

The Company has authorized to issue up to 50,000,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

Voting Rights

At this time, this class of stock has not been issued and there are are no voting rights associated to this class of stock.

Rights to Receive Liquidation Distributions

At this time, this class of stock has not been issued and there are are no liquidation distributions associated to this class of stock.

Rights and Preferences

At this time, this class of stock has not been issued and there are are no rights and preferences associated to this class of stock.

- Convertible Promissory Notes: 704,200

On a converted basis, the following notes would currently represent 1,476,924 shares of Class A common stock.

From November 13, 2015 through December 9, 2016, the company received $73,200 utilizing convertible notes with an interest rate of 10% per annum payable in arrears. The funds received from friends and family were to build a Minimum Viable Product for the purpose of proving the business model. With this seed funding, the company built a proof of concept mobile application and had been in live beta testing on iTunes and Google Play from May 2016 through August 2017.

The outstanding principal balance on these Notes shall convert into shares of the Company's Class A common stock at the closing (the "Closing") of the Company's next transaction or series of related transactions in which the Company sells equity securities and in which the gross proceeds to the Company equal or exceed One Million Dollars ($1,000,000) (excluding the amount of any debt securities to be converted in shares of such equity securities at the Closing of such transaction). Such right to convert shall expire on the Closing.

The holder shall convert this Note into equity securities at the price of $0.45 per common share.

From March 31, 2017 through August 21, 2017 the company received $244,000 utilizing convertible notes at the interest rate of 5% per annum payable in arrears. The additional funding during 2017 was utilized to revise and redeploy our platform to accommodate the volume of traffic we anticipate from the results of our beta testing.

The outstanding principal balance on this Note shall convert into shares of the Company's Class A common stock at the closing (the "Closing") of the Company's next transaction or series of related transactions in which the Company sells equity securities and in which the gross proceeds to the Company equal or exceed Two Million Dollars ($2,000,000) (excluding the amount of any debt securities to be converted in shares of such equity securities at the Closing of such transaction) (the "Next Equity Financing"). Such right to convert shall expire on the Closing.

The holder shall convert this Note into equity securities at the price of $0.50 per common share.

From August 29, 2017 through November 22, 2017 the company received $387,000 utilizing convertible notes at the interest rate of 5% per annum payable in arrears. The additional funding during 2017 was utilized to revise and redeploy our platform to accommodate the volume of traffic we anticipate from the results of our beta testing.

The outstanding principal balance on this Note shall convert into shares of the Company's Class A common stock at the closing (the "Closing") of the Company's next transaction or series of related transactions in which the Company sells equity securities and in which the gross proceeds to the Company equal or exceed Nine Hundred Thousand ($900,000) (excluding the amount of any debt securities to be converted in shares of such equity securities at the Closing of such transaction) (the "Next Equity Financing"). Such right to convert shall expire on the Closing.

The holder shall convert this Note into equity securities at the price of $0.50 per common share.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The following discussion and analysis of our financial condition and result of operations contains forward-looking statements and involves numerous risks and uncertainties. The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the financial statements of Jinglz Inc. for the years ended December 31, 2016 and 2015 and should be read in conjunction with such financial statements and related notes included in this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements.

The company has not generated significant revenue to date and has invested for continued development, generating net losses as a result. During 2015 and 2016 the company secured a line of credit and received investment from friends and family to build a Minimum Viable Product for the purpose of proving the business model. With this seed funding the company built a proof of concept smart device application and has been in live beta testing on iTunes since May 2016 and Google Play since January 2017. The results of this beta test has recorded over 13,000 user installs with user acquisition cost dropping to at or below $1.38 per user. During the test, our engagement held at 33% of users watching 10 videos per day. Based on data from this test we are currently addressing advertising interests from multiple parties.

The company paid $15,588 in user rewards during 2016 Beta test of the product. These were cash rewards and have been applied to the cost of goods sold.

Financial Milestones

The following discussion and analysis of our financial condition and result of operations contains forward-looking statements and involves numerous risks and uncertainties. The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the

financial statements of Jinglz Inc. for the years ended December 31, 2016 and 2015 and should be read in conjunction with such financial statements and related notes included in this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements.

We have not yet generated any revenues and do not anticipate doing so until our "Grand Opening Launch" during the first quarter of 2018. The timing and extent of our "Grand Opening Launch" is dependent on the outcome of this offering. With the maximum funding of this offering we believe we can achieve a profitable sustainable enterprise by the second quarter of 2018 without any further funding. With the funding of this offering, we believe we can achieve a significant demonstration of revenue potential by the second quarter of 2018 that would support the additional funding needed to achieve a profitable sustainable enterprise.

At profitability the company intends to seek further capital at favorable rates for accelerated expansion. Assuming the maximum of this funding is achieved by the target date and $3 million of expansion funding is achieved after profitability in the second quarter, management currently forecasts revenue of $27 million for 2018, $127 million for 2019 and $528 million for 2020 with gross margins above 70%, and believes the company will start to generate positive net income by the second quarter of 2018.

Liquidity and Capital Resources

The following discussion and analysis of our financial condition and result of operations contains forward-looking statements and involves numerous risks and uncertainties. The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the financial statements of Jinglz Inc. for the years ended December 31, 2016 and 2015 and should be read in conjunction with such financial statements and related notes included in this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital for further development and expansion of the user base under crowdfunding offerings, equity or debt issuances, or any other method available to the company at competitive costs. The company may utilize Title IV Regulation A+ Tier 2 to raise additional capital throughout 2018.

Indebtedness

For fiscal years ending December 31, 2016 and December 31, 2015, the Company had convertible debt totaling $73,199 and $25,000 respectively. Through November 1, 2017 the total amount of convertible debt issued by the company is $669,000. This will convert to approximately 1,405,000 shares of common stock and will shift the convertible debt to equity on the balance sheet. The interest rate on the 2015 and 2016 notes were at 10%. The interest rate on the 2017 notes are at 5%. The company has a loan payable in the amount of $120,000 at no interest rate which was provided by the co-founders mother. The use of proceeds from this campaign will not be used to pay down this loan. Please see the Notes to the Financial Statements, Notes 5, 4, & 6 for additional information related to Indebtedness.

Recent offerings of securities

- 2016-12-09, Regulation D, 73200 Convertible Note. Use of proceeds: From November 13, 2015 through December 9, 2016, the company received $73,200 utilizing convertible notes with an interest rate of 10% per annum payable in arrears. The funds received from friends and family were to build a Minimum Viable Product for the purpose of proving the business model. With this seed funding, the company built a proof of concept mobile application and had been in live beta testing on iTunes and Google Play from May 2016 through August 2017.
- 2017-08-21, Regulation D, 244000 Convertible Note. Use of proceeds: From March 31, 2017 through August 21, 2017 the company received $244,000 utilizing convertible notes at the interest rate of 5% per annum payable in arrears. The additional funding during 2017 was utilized to revise and redeploy our platform to accommodate the volume of traffic we anticipate from the results of our beta testing.
- 2017-11-17, Regulation D, 382000 Convertible Note. Use of proceeds: From August 29, 2017 through November 8, 2017 the company received $382,000 utilizing convertible notes at the interest rate of 5% per annum payable in arrears. The additional funding during 2017 was utilized to revise and redeploy our platform to accommodate the volume of traffic we anticipate from the results of our beta testing.

Valuation

$15,587,424.00

To determine the company valuation, Jinglz used Equidam platform valuation tools. Equidam.com provides online business valuation by using a methodology that includes 5 methods such as qualitative and financial data points. The data gathered includes market size, staff, competition, assumptions and projections along with industry valuation comparisons to determine a low - high range for the company's valuation. From the results of our input, Equidam determined a medium valuation for Jinglz at $30 million. We then selected the lower end of the valuation methodology to arrive at the $1.00 per share ($15 million pre-money). The valuation has been

calculated on a fully diluted basis, accounts for the following securities (on an as converted basis) in the pre-money valuation: Class B 10,650,000 Convertible 75,283 Convertible 122,651 Convertible 1,278,990 Options 500,000 Options 405,000 Warrants 912,500 Warrants 1,000,000 Warrants 643,000 Total 15,587,424

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9400	$1,005,800
Use of Net Proceeds:		
Marketing	$3000	$312,000
Rewards	$3500	$382,000
Working Capital	$2900	$311,800
Total Use of Net Proceeds	$9400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding. If we manage to raise our total amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $64,200 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover the Marketing, User Rewards and Working Capital needed to achieve a profitable sustainable enterprise.

The company will use the financing to expand sales, partnerships, and continued

investment into research and product development.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the investors area labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jinglz, Inc.

[See attached]

JINGLZ, INC.
(Formerly Jinglze, LLC)

FINANCIAL STATEMENTS AND NOTES
FOR YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015
(REVIEWED)

JINGLZ, INC.
(Formerly Jinglze, LLC)
INDEX TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Shareholders
Jinglz, Inc. (formerly Jinglze, LLC)

We have reviewed the accompanying financial statements of Jinglz, Inc. (formerly Jinglze, LLC), which comprise the balance sheet as of December 31, 2016 & 2015, and the related statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
November 21, 2017

JINGLZ, INC.
(Formerly Jinglze, LLC)
BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS		
Cash	$ 12	$ 6,405
Employee loans	-	2,500
TOTAL ASSETS	$ 12	$ 8,905
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Accounts payable and accrued expenses	$ 201,207	$ 76,051
Accrued compensation	196,000	12,000
Convertible debt	73,200	25,000
Loan payable	119,060	-
Loan payable - related party	574	114
Total Liabilities	590,041	113,165
Commitments and contingencies	-	-
STOCKHOLDERS' DEFICIT		
Preferred stock, authorized, 50,000,000 shares, $.001 par value, 0 shares issued and outstanding	-	-
Common stock, authorized 100,000,000 shares, $.001 par value consisting of Class A common stock, 80,000,000 shares authorized, 0 shares issued	-	-
and outstanding and Class B common stock, 20,000,000 shares authorized,10,000,000 shares issued and outstanding, respectively	10,000	10,000
Additional paid in capital	8,600	8,600
Accumulated deficit	(608,629)	(122,860)
Total Stockholders' Deficit	(590,029)	(104,260)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 12	$ 8,905

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
(Formerly Jinglze, LLC)
STATEMENTS OF OPERATIONS

	December 31, 2016	December 31, 2015
REVENUE	$ -	$ 10,000
OPERATING EXPENSES		
Cost of sales	15,588	-
Professional fees	243,451	99,782
General and administrative	216,296	14,194
Total Operating Expenses	475,335	113,976
Loss From Operations	(475,335)	(103,976)
OTHER INCOME (EXPENSE)		
Interest expense	(10,434)	(2,810)
Net loss	$ (485,769)	$ (106,786)

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
(Formerly Jinglze, LLC)
STATEMENT OF STOCKHOLDER'S DEFICIT

	Preferred Shares		Common Shares		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Deficit
Balance at January 1, 2015	-	$ -	10,000,000	$ 10,000	$ 8,600	$ (16,074)	$ 2,526
Net loss						(106,786)	(106,786)
Balance at December 31, 2015	-	-	10,000,000	$ 10,000	8,600	(122,860)	(104,260)
Net loss						(485,769)	(485,769)
Balance at December 31, 2016	-	$ -	10,000,000	$ 10,000	$ 8,600	$ (608,629)	$ (590,029)

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
(Formerly Jinglze, LLC)
STATEMENTS OF CASH FLOWS

	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES:		
Net loss	$ (485,769)	$ (106,786)
Changes in operating assets and liabilities		
Accounts payable and accrued expenses	244,216	76,051
Accrued compensation	184,000	12,000
Net cash used in operating activities	(57,553)	(18,735)
INVESTING ACTIVITIES		
Employee loans	2,500	-
Net cash used in investing activities	2,500	-
FINANCING ACTIVITIES;		
Proceeds from loan payable-related party	460	114
Proceeds from issuance of convertible debt	48,200	25,000
Net cash provided by financing activities	48,660	25,114
NET INCREASE (DECREASE) IN CASH	(6,393)	6,379
Cash, beginning of period	6,405	26
Cash, end of period	$ 12	$ 6,405
Supplemental Information:		
Cash paid for:		
Taxes	$ -	$ -
Interest Expense	$ -	$ -
Non cash items:		
Conversion of accounts payable to loan payable	$ 119,060	$ -

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
(Formerly Jinglze, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Note 1. The Company

The Company and Nature of Business

Jinglze, LLC (the "Company", "we", "us", "our") was founded on June 20, 2014 as a Florida Limited Liability Company. a Florida LLC. On March 31, 2017, Jinglze, LLC was dissolved and a new corporation, Jinglz, Inc., was registered with the state of Florida on March 9, 2017. Jinglz, Inc. continues to provide the same service as the former LLC.

The Company's purpose is to connect consumers and advertisers through relevant video advertising, call to action and rewards for loyalty. The Company's mobile app is accessible on consumers' Apple and Android mobile devices. Within this social community, the consumer views videos to learn, discuss and share information about offers, discounts and products. Consumers are creatively rewarded for initiating tasks such as watching entire video ads, participating in polls, surveys and engage in market research and focus groups. The consumer benefits from advertiser offers while collecting both monetary and social rewards through the gamification and social experience provided by the Company's appitself.

By aggregating consumer data, the Company provides advertisers with measurable return on investment when advertising to a specific demographic, hyper targeted and geographically located audience. The Company's proprietary backend web based ad management platform empowers the advertiser to easily coordinate and purchase their advertising campaign. The advertiser benefits by targeting their audience utilizing user generated data, engaging advertising content and business intelligence while offering and measuring in-app linked purchases.

Technology and Intellectual Property

The Company incorporates viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze and volume detection; an algorithm that randomly selects and ranks user positions for each jackpot drawing; rewards paid using a tiered level distribution; calculation of jackpot and total users entered in each hourly drawing; capturing user generated demographic profiles through queries; matching advertisers ad campaigns to users demographics; and method of random payout amounts while distributing referral payments based on the number of available referrals who have downloaded the app. The Company addresses verification and ad fraud through its Verifiable Viewer View process. The advertiser will know that their audience watched the entirety of their ads (no skipping the ad or looking away) since the user is required to keep their eyes directed toward the screen with the volume up.

Note 2. Summary of Significant Accounting Policies.

Basis of Presentation

The accompanying condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid instruments with original maturities of three months or less.

Going Concern

For the years ended December 31, 2016 and 2015, the Company had accumulated losses $608,629 and $122,860, respectively. In view of these matters, there is substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations is dependent upon the Company's ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations, of which there can be no guarantee. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Advertising Expense

Advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company expensed $10,811 and $251, respectively.

Note 4. Convertible Notes Payable

During the years ending December 31, 2016 and 2015, the Company issued convertible notes totaling $48,200 and $25,000, respectively, for cash. All of these convertible notes have a 10% interest rate and are noncollateralized notes. The convertible note issued in 2015 has a conversion rate of $.40 per share and will be converted into shares of common stock for the value of the principal balance when the Company has generated $2,000,000 in gross proceeds from the sale of equity securities. The convertible notes issued in 2016 have a conversion rate of $.45 per share and will be converted into shares of common stock for the value of the principal balance when the Company has generated $1,000,000 in gross proceeds from the sale of equity securities. For the years ended December 31, 2016 and 2015, the Company accrued interest of $5,336 and $328, respectively.

Note 5. Related Party Transactions

During the years ended December 31, 2016 and 2015, the Company had loans payable to a related party of $574 and $114, respectively. This loan payable has no interest rate or terms as to repayment.

Note 6. Loan Payable

During the year ended December 31, 2016, the Company transferred the amount of $119,061 for an accounts payable account to a loan payable due and payable to Zelda Izkowitz. This loan payable has no interest rate or terms as to repayment.

Note 7. Equity Transactions

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.001 per share. There have been no preferred shares issued.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 100,000,000 shares with a par value of $0.001 per share. Of these 100,000,000 there are 80,000,000 of Class A common stock with one (1) voting right per share and 20,000,000 Class B common stock with ten (10) voting rights per share. There are 0 shares outstanding of Class A common stock and 10,000,000 shares outstanding of Class B common stock.

Note 6. Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If the Company evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At the years ended December 31, 2016 and 2015, there were no claims that met this criterion, therefore, the Company did not have any accruals for asserted or unasserted matters.

Note 7. Subsequent Events

The Company evaluated the events or transactions that occurred after the year ended December 31, 2016 through November 15,2017, the date the Company issued these financial statements.

As noted in footnote number 1, Jinglze, LLC was dissolved on March 31, 2017. Jinglz, Inc, a C corporation, was formed on March 9, 2017. As of April 1, 2017, the newly formed company purchased the assets and assumed all liabilities of the Company with the LLC members' equity being transferred into shares of common stock in the new company.

From January 1, 2017 to the date of this report, the Company has issued convertible debt in the amount of $616,000. Each of these notes have a 5% interest rate and are noncollateralized notes. All convertible notes are convertible into commons shares at a conversion rate of $.50 per share and will be converted into shares of common stock for the value of the principal balance when the Company has generated $2,000,000 in gross proceeds from the sale of equity securities.

From April 1, 2017 to the date of this report, the Company issued 650,000 shares of common stock for consulting services valued at $180,550.

On October 1, 2017, the Company's Board of Directors authorized the 2017 Stock Incentive Plan. Under this plan, the Company has issued 928,000 warrants to employees with an exercise price of $.50. The options vest over four years with 25% cliff vesting after the first year of employment.

On October 19, 2017, the Company issued 2,345,500 warrants with exercise prices ranging from $.01 to $.50. The warrants vest immediately and expire after four (4) years.

On November 20, 2017, the Company's Board of Directors with the consent of the shareholders at that date authorized the cancellation of 2,470,000 shares of issued and outstanding Class A common stock and reissue that same number of shares as Class B common stock. Following this transaction, the number of Class A common stock issued and outstanding will be zero and the number of issued and outstanding Class B common stock will be 10,650,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Jinglz is pending **StartEngine Approval.**


PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $1.07M goal

Jinglz

Mobile Ad Tech Solutions Company

Small OPO · Boynton Beach, FL
Advertising and Marketing
Accepting International Investment




The PlayJinglz App - Demonstrated Features In Development

Engagement: Redefined

Invest in the future of mobile advertising

At Jinglz, we build products that create measurable, positive change in the mobile advertising space.

Virtually all the mobile apps we use every day rely on digital advertising for monetization. According to eMarketer, an estimated *45 billion dollars* was spent in 2017 on mobile ads, and that market is growing. And yet, the current model is for mobile advertising to *interrupt* the user experience-- and we don't like that. Neither do the advertisers, in fact, because for all the money spent, advertisers are only able to reach a small percentage of users who will actually engage with ads they see.

So what if engaging with mobile ads was made a part of the user experience-- no more interruptions? And what if advertisers could get a better ROI on their ad buys?

The Jinglz revenue model includes building an ad distribution network to capture a substantial portion of the market.



Advertisers & Agencies
Jinglz
Future Mobile Apps
App Publisher Network
Guaranteed Consumer Engagement & Marketing Data



Viewership Validation
Technology
(Facial & Audio Detection)

That's the thought that drove us to develop new technology using mobile device sensors for facial and audio detection that can actually verify that users engage with the ads they're served and to incorporate gamification techniques to make viewing targeted mobile ads a part of the experience of using the app.

It's a new model that disrupts the scattershot approach currently offered in digital advertising. With the ad distribution network we're building with this technology, advertisers can now pay a premium cost per engagement that will return a better value and allow us to capture a substantial portion of this 45 billion dollar market.

We've developed our own mobile app for Android and iPhone devices to leverage this technology and will soon begin rolling out a software development kit for other app publishers so that they can monetize their apps with our technology and join our ad network.

Jinglz is on a course to create new mobile ad tech solutions that will create positive change in the market-- *for advertisers, publishers, AND for users*-- and we're on a path to start building revenue in the near term.

We invite you to be a part of this endeavor-- to own a piece of the future in mobile advertising technology. It's an exciting opportunity for an investor at this stage, and we hope you'll come along for the ride!

Invest in Jinglz, Inc.
$1.00/share of Class A Common Stock | $100 Minimum Investment
When you invest, your confidence is that the company's future value will exceed $16.6M.
You can now view our offering and invest.

To determine the company valuation, Jinglz used Equidam platform valuation tools. Equidam.com provides online business valuation by using a methodology that includes 5 methods such as qualitative and financial data points. The data gathered includes market size, staff, competition, assumptions and projections along with industry valuation comparisons to determine a low - high range for the company's valuation. From the results of our input, Equidam determined a medium valuation for Jinglz at $30 million. We then selected the lower end of the valuation methodology to arrive at the $1.00 per share ($15 million pre-money).

The user's experience with any app no longer has to be interrupted by ads– the ads become part of the experience.

Where We Are & How We Got Here

Once we set out to disrupt the current concept of mobile advertising, the first step was to develop a way to actually verify when a user sees an ad, and we've accomplished that.

We first created a proof-of-concept mobile app that plays video ads and uses facial and audio detection to verify that a user really watches the ads they're served:

- If they look away, the app recognizes it and pauses the ad
- If they put down the device, the app recognizes it and pauses the ad.
- If they turn down the volume, the app recognizes it and pauses the ad.

But once the user watches the ad, they're rewarded as part of a simple game that lets them earn points for entry into sweepstakes-style contests.

This simple proof-of-concept yielded amazing results:



Monthly Ads Served
1k= 1000
20k 40k 60k 80k 100k 120k 140k 160k 180k 200k
September 2016 63,150
October 2016 80,538
November 2016 172,819
December 2016 115,264
January 2017 80,006
February 2017 78,945
March 2017 115,913
April 2017 139,937
May 2017 151,606
June 2017 180,655
July 2017 163,063
August 2017 104,131
Annual Total : 1,446,027

With a test user base of approximately 15,000 users, more than *1.4 million video ads* were served with verified views.

- User acquisition was increased gradually
- Proof-of-concept app was limited primarily by scalability
- Users validated the gamification/rewards model
- Valuable user feedback was gathered on functionality and UX
- Data collected to determine areas of improvement for MVP
- User data was collected for future marketing
- **This test phase successfully validated the concept: Users will willingly engage with advertising, and we can verify it.**

This Proof-Of-Concept phase was a crucial part of validating our unique concept, and the data we collected helped to craft a clear vision for capitalizing on what promises to be a very lucrative point-of-entry into the mobile advertising marketplace.

Our test phase data was used to create conservative financial projections for the scalable MVP we've now developed:



Projected Annual Revenue
(based on $0.15 per engagement)
Daily Active Users
10,000 3.7
50,000 18.7
100,000 37.4
200,000 74.9
500,000 187.2
1,000,000 374.5
30 60 90 120 150 180 210 240 270 300 330 360 390
Revenue (Millions)

We've spent the past several months rebuilding our platform from the ground up to dramatically improve scalability (to handle *millions* of users). Our new PlayJinglz mobile app is currently in beta testing, and is scheduled to launch soon. The phenomenal user response from the proof-of-concept phase has resulted in an *immediate* demand-- **users are contacting us to find out when our new app will be available.**

We're currently in planning to add additional gaming features and create a distributable SDK for app publishers to join our network and monetize their own apps with our technology.

Our Initial Product: PlayJinglz



Engagement: Redefined
play Jinglz
PlayJinglz
James Smith
verified
Balance
Cash out only after 500 coins
750 =$7.5
Redeem Coins
Last Week
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Coin Flip
Coca Zero
Oar Pear-Berry Smoothie

The PlayJinglz mobile app is our flagship product and the first point of distribution for the ad network we're currently building. Our platform has been built to handle millions of users concurrently to ensure stability and serve ads for guaranteed engagement.
The PlayJinglz app is currently in beta testing and will be launching soon.

Jinglz Product Strategy



Aaron Itzkowitz
Co-Founder & CEO



Dewey Robbins
Chief Product Officer



Aaron Itzkowitz
Co-Founder & CEO



Dewey Robbins
Chief Product Officer

Digital Advertising Represents All The Growth In The Industry

According to Ad Age, Digital Advertising surpassed TV for the first time in 2016 for total ad revenue-- growing by 22% over the previous year and continuing an 8-year trend in consistent growth. The writing is on the wall: The future of advertising is digital.

The Increase In Distribution Channels Spurs Growth

V12 Data recently compiled research from several reports showing that the increase in distribution channels for digital advertising has spurred phenomenal growth-- and more importantly, that mobile advertising is driving the growth in the digital ad market-- expected to account for 70% of all digital ad spending in 2017. **Mobile ad spending alone is expected to surpass TV in 2019.**

Consumer confidence in advertising is on the rise, and companies like Jinglz who are developing more sophisticated and relevant models for digital ad distribution are poised to capture substantial portions of this growing and lucrative market.



MOBILE AD SPENDING
BILLIONS
15
28.7
40.5
45
57.7
65.8
86.4
2014
2015
2016
2017
2018
2019
2020
Sources :
- eMarketer October 20, 2017.
- Smartinsights March 01, 2017.

Seize This Critical Opportunity, and Invest In Jinglz

When advertisers discover they can finally guarantee the value of the *tens of billions* of dollars they spend every year, the company positioned to offer that guarantee stands to capture immense market share. Now is the time to invest in that company. **We believe Jinglz is that company.**

$1.00/share | $100 Minimum Investment

The Jinglz Team At Work


Jinglz

What's Next?

Exit Strategy/ Liquidity Event

Management understands that the investor's goal is to liquefy their investment at a substantial profit when the company's value has been maximized through astute management and results. ***We anticipate three potential exit strategies, which could take place:***

1. Private Marketplace

A listing of the company on a private marketplace could include StartEngine Secondary, SharesPost or Nasdaq private market, etc. The private marketplaces provide semi-liquidity to the shareholders of private companies. Billions of dollars of the shares of companies like Uber, AirBNB, Facebook, LinkedIn and Snap have traded or continue to trade on a private company market place prior their IPOs.

2. Initial Public Offering

This event could occur once our products are widely known and sales are high. This strategy has the advantage of retaining existing management and product development teams, to continue producing new related products and generating dividends for the original investor(s) and founders. It has the disadvantage of making our company's financial reports available to competitors, and of putting equity valuation at the whim of the stock market, rather than based on solid assets or sales-based calculations.

3. Acquisition/Merger

Based on our sales performance and/or growth of the user base, we could be acquired by a larger media company such as Yahoo, Facebook or perhaps a gaming publisher. Media companies such as Publishers Clearing House and Valpak (Cox Media) could possibly be an acquirer. Disadvantages to this approach are the necessity to focus largely on making our company attractive to a single market segment, with the final sale in mind.

April 2014
The Idea For Jinglz Is First Conceived.

June 2014
Jinglz is incorporated.
The company is formed, and over the next several months the marketplace and concept are researched to vette,validate, and mitigate risks of launching the business.

December 2015
$200,000 is raised in "Friends & Family" seed funding.
With investment in place, development begins.

May 2016
Proof-Of-Concept Beta App for iOS

September 2016
10,000 Users In Beta Test Group

January 2017
Proof-Of-Concept Beta App For Android

March 2017
Reached 15,000 users in beta test group for both apps

July 2017
Reached $50,000 in cash rewards paid out to beta test group

August 2017
Proof-Of-Concept Test Phase Closes
Development on improved platform begins.

September 2017
Patent Submitted for Emotion Capture invention. Patent Pending.

October 2017
Seed Round closed with an additional $600,000 in funding

In the Press

SHOW MORE

Meet the Founders



Aaron Itzkowitz

Chief Executive Officer & Chairman

Aaron has extensive experience in technology management and in growing traditional and start-up businesses to profitability. Prior to JINGLZ, Aaron led Successories.com and its subsidiaries as CEO, President and COO. In 2014, he sold a division of the company at a substantial gain for the investors. He has launched companies and also worked as a business consultant for small to Fortune 100 companies to increase revenue, implement cost cutting programs and guide manufacturing and technology expansion. He led a Hewlett Packard initiative to build an on-demand solution to introduce their wide format printers. He also founded and served as CEO of FrameLogix Inc., an online photo framing fulfillment business. Partners included Snapfish.com, Kodak and AOL. Mr. Itzkowitz was an independent business consultant serving clients in various industries from September 2015 through March 2017. From September 2014 through August 2015, he led sales efforts for Bruce Fox Inc., a manufacturer of custom award products. In the years beginning November 2006 through August 2014, he led Successories.com and its divisions in various capacities including, CEO, President, and COO.



Dewey Robbins

Chief Product Officer

Dewey became an affiliate with a focus on online gaming in 2002 where his love for the game of poker and his digital marketing background merged resulting in generating millions of dollars in earnings and affiliate sales. He developed a content-based approach, understanding his players' motivation for taking action, and where to send those players to have the most value. When the online poker industry began a downward trend in 2009, he exited comfortably prior to the industry's collapse in 2011. He leads the Jinglz user acquisition and product management. He is a graduate of UCF. He previously worked as a Digital Marketing Specialist at the American Safety Council from November 2016 through March 2017. From August 2005 through February 2017, he was an independent digital marketing consultant. Mr. Robbins has been with Jinglz in the capacity of Chief Product Officer since August 2016.

And the Rest of the Team



Ron Erickson

Director

Ron Erickson is an American business executive, lawyer, and angel investor based in Seattle. After co-founding Microrim in 1981, he has either founded or served as an executive for companies such as GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc., and Blue Frog Media. He was the sole investor in Double Down Interactive, a social video game studio that was sold for up to $500 million in 2012. Mr. Erickson is CEO and Founder of Visualant since March of 2003. He joined the Jinglz board of directors in October 2017.



Dr. Clinton Cimring

Advisory Board Member

Clinton Cimring is one of the premier Internet technology experts in the World. He helped Robin Li (Chairman & CEO of Baidu) write the RankDex algorithm at the age of 15. The algorithm was later used in creating Baidu and their search engine. Baidu, (BIDU – Nasdaq) is the largest search engine in China with a valuation of close to $60 Billion. It was also ranked by MIT as the #1 "Smartest Artificial Intelligence Company" in the world.



Joshua Chiet

Advisory Board Member

Joshua was a Senior Web Developer and Technical Lead of watch page monetization, which pioneered many of today's online video ad formats and YouTube's revenue model. He is currently a Software Architect and Technical Lead at Dialpad which is funded by Google Ventures, Andreesen Horowitz and Softbank. Their executive team is comprised of many former Google and Yahoo senior staff.



David Markowski

Chief Financial Officer

David is a 30+ year veteran in growing businesses in both the private and public sectors. After receiving his BA degree in Business from Florida State University in 1982 he spent a decade on Wall Street focused on investment banking, financing startups and public offerings. Mr. Markowski served as CEO and Co-Founder of Newsgrade Corporation coordinating all aspects of corporate development and technology expansion for an $18 million software project requiring the efforts of ninety-five highly skilled team members. Mr. Markowski also serves as CFO of eWellness Healthcare since May 2013. He joined Jinglz in July 2017 as CFO. Mr. Markowski was recently appointed Managing Director of Dynasty Wealth, LLC, which provides certain promotional services to the Company.



Chris Flint

Chief Technical Officer

Chris has expertise developing and maintaining new and existing applications using modern programming languages. He worked as Chief Data Architect at a national SaaS company managing and developing databases on multiple platforms, and the setup and maintenance of development infrastructure. He has performed in many information technology roles including Software Engineer at a Fortune 1000 firm which provides solutions for national security from May 2013 through December 2016. He most recently worked as a Solution Engineer for Deloitte Management Consulting from December 2016 through July 2017. Mr. Flint has served as the Chief Technical Officer at Jinglz since May 2017. Mr. Flint is a graduate of the University of Central Florida.



Gary Simpson

Lead IOS Developer

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Priyanka Srinivas

Android Developer

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Ben Hartley

Web Developer

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Scott Crumpler
Marketing & Business Intelligence
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Anthony O'Steen
Game Developer
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Nicolas Botero
Visualization & Experience
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Carol Hubbard
Content Librarian
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Offering Summary

Maximum 1,070,000 shares of Class A common stock ($1,070,000)

Minimum 10,000 shares of Class A common stock ($10,000)

Company	Jinglz, Inc.
Corporate Address	10802 Lake Wynds Court Boynton Beach, FL 33437
Description of Business	Jinglz is a technology company that has developed an eponymous mobile development platform which revolutionizes current online advertising models where advertisers, publishers, and users connect in a fair, meaningful way.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$1.00 / share
Minimum Investment Amount (per investor)	$100.00

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

WITH THE RISE OF THE MODERN SMARTPHONE CAME AN INCREASING NEED TO MONETIZE THE PRODUCTS MOBILE DEVELOPERS CREATE. AND MORE OFTEN THAN NOT, THAT MEANS ADVERTISING. ADVERTISING PAYS FOR ALL THE APPS WE ENJOY, AND YET USERS HATE ADS. EVERY YEAR, MORE AND MORE MONEY IS SPENT ON MOBILE ADVERTISING JUST TO REACH A TINY PERCENTAGE OF CONSUMERS WHO MAY ACTUALLY LOOK AT THE ADS THEY SEE. BUT WITH CURRENT MOBILE ADVERTISING MODELS, THE ADS SIMPLY INTERRUPT THE USER EXPERIENCE. BUT WHAT IF THE ADS WERE A PART OF THAT EXPERIENCE? JINGLZ HAS CREATED PATENT PENDING MOBILE TECHNOLOGY USING MOBILE DEVICE SENSORS TO ACTUALLY VERIFY THAT A USER SEES THE ADS THEY'RE SERVED. WE CAN TRACK WHEN THEY LOOK AWAY FROM AN AD, IF THEY TURN DOWN THE VOLUME, IF THEY PUT DOWN THE DEVICE. THAT MEANS NOW ADVERTISERS CAN PAY FOR GUARANTEED ENGAGEMENT WITH CONSUMERS, RATHER THAN SIMPLE AD IMPRESSIONS THAT LEAVE NO IMPRESSION WHATSOEVER. IT'S A BETTER VALUE THAT WILL ALLOW JINGLZ TO CAPTURE A SUBSTANTIAL PORTION OF A 45 BILLION DOLLAR MARKET. VERIFIED VIEWS ARE ONLY PART OF THE INCREDIBLE WORK OUR DEVELOPMENT TEAM IS CURRENTLY DOING. IMPROVING ENGAGEMENT AND MAKING MOBILE ADS A PART OF THE USER EXPERIENCE IS OUR CORE FOCUS. THE PLAYJINGLZ APP FOR IPHONE AND ANDROID DEVICES IS NOW IN BETA TESTING AND WILL BE LAUNCHING SOON. IT'S A MINIMUM VIABLE PRODUCT THAT OFFERS THE USER SIMPLE TIME-BURNER GAMES THAT ALLOW THEM TO EARN POINTS REDEEMABLE FOR CASH, MERCHANDISE, AND EVEN CONTRIBUTIONS TO CHARITY. AS A USER PLAYS, THEY'RE SHOWN BRIEF, TARGETED ADS AND THEIR LEVEL OF INTEREST AND OPENNESS TO MESSAGING IS MEASURED. IN EXCHANGE FOR WATCHING THE AD, THEY'RE REWARDED FOR THEIR TIME AND ATTENTION WITH MORE POINTS AND ENTRIES INTO CONTESTS. THE USER KNOWS THEY'RE GOING TO SEE AN AD, THEY WANT TO SEE IT AS PART OF THE EXPERIENCE, AND THEY'RE REWARDED FOR ENGAGING. THE JINGLZ REVENUE MODEL HINGES UPON SERVING ADS DIRECTLY FROM ADVERTISERS AND AGENCIES TO MOBILE DEVICES VIA THE NEW PLAYJINGLZ MOBILE APP, FUTURE GAMING APP RELEASES, AND THE FORTHCOMING NETWORK OF APPS FROM OTHER PUBLISHERS WHO WILL USE OUR SOFTWARE DEVELOPMENT KIT TO MONETIZE THE APPS THAT THEY BUILD. THE PROPRIETARY ABILITY TO GUARANTEE ENGAGEMENT WITH THE ADS SERVED WILL GENERATE HIGHER PER-ENGAGEMENT REVENUES. AS USER ACQUISITION INCREASES, AD REVENUES WILL BUILD RAPIDLY. WITH JUST UNDER A MILLION DOLLARS IN INITIAL SEED FUNDING, JINGLZ HAS BEEN ABLE TO FULLY DEVELOP THE PATENT PENDING TECHNOLOGY AND LAUNCH A MINIMUM VIABLE PRODUCT TO DEMONSTRATE ITS IMMENSE REVENUE POTENTIAL. AND WE'RE NOT STOPPING THERE. IN THE FUTURE WE PLAN TO BUILD NEW DATA PRODUCTS TO FURTHER LEVERAGE OUR TECHNOLOGY AND OUR COMPETITIVE ADVANTAGE IN THE MOBILE ADVERTISING MARKETPLACE. THE NEXT STEPS ARE TO BUILD A MOBILE AD NETWORK COMPRISED OF OUR OWN APPS AND APP PUBLISHERS USING THE JINGLZ SDK TO MONETIZE THEIR APPS. THIS IS OUR PATH TO REVENUE BY THE 2ND QUARTER OF 2018. AS AN INVESTOR IN THIS ROUND OF FUNDING FOR JINGLZ, YOU HAVE A UNIQUE OPPORTUNITY TO INVEST NOT ONLY IN A COMPANY POISED TO GENERATE REVENUE IN THE NEAR TERM, BUT ALSO (AND PERHAPS MORE IMPORTANTLY) TO BE A PART OF AN EXCITING CHANGE THAT'S ABOUT TO HAPPEN IN THE MOBILE AD TECH SPACE. WE'RE ON

A COURSE TO DISRUPT AN ENTIRE INDUSTRY AND CAPTURE A SUBSTANTIAL PIECE OF THE MARKET IN THE PROCESS. WE HOPE YOU'LL COME ALONG FOR THE RIDE.

https://youtu.be/7AHCZ_pnEFc VIDEO IN STORY IS THE SAME AS THE MAIN VIDEO TRANSCRIPT ABOVE

https://www.youtube.com/watch?time_continue=2&v=fmx_CcI4qC8 NO TRANSCRIPT AVAILABLE

https://www.youtube.com/watch?v=uAzfhbc4VJQ TRANSCRIPT BELOW

THE PLAYJINGLZ APP FOR IPHONE AND ANDROID DEVICES IS NOW IN BETA TESTING AND WILL BE LAUNCHING SOON. IT'S A MINIMUM VIABLE PRODUCT THAT OFFERS THE USER SIMPLE TIME-BURNER GAMES THAT ALLOW THEM TO EARN POINTS REDEEMABLE FOR CASH, MERCHANDISE, AND EVEN CONTRIBUTIONS TO CHARITY. AS A USER PLAYS, THEY'RE SHOWN BRIEF, TARGETED ADS AND THEIR LEVEL OF INTEREST AND OPENNESS TO MESSAGING IS MEASURED. IN EXCHANGE FOR WATCHING THE AD, THEY'RE REWARDED FOR THEIR TIME AND ATTENTION WITH MORE POINTS AND ENTRIES INTO CONTESTS. THE USER KNOWS THEY'RE GOING TO SEE AN AD, THEY WANT TO SEE IT AS PART OF THE EXPERIENCE, AND THEY'RE REWARDED FOR ENGAGING. THE JINGLZ REVENUE MODEL HINGES UPON SERVING ADS DIRECTLY FROM ADVERTISERS AND AGENCIES TO MOBILE DEVICES VIA THE NEW PLAYJINGLZ MOBILE APP, FUTURE GAMING APP RELEASES, AND THE FORTHCOMING NETWORK OF APPS FROM OTHER PUBLISHERS WHO WILL USE OUR SOFTWARE DEVELOPMENT KIT TO MONETIZE THE APPS THAT THEY BUILD. THE PROPRIETARY ABILITY TO GUARANTEE ENGAGEMENT WITH THE ADS SERVED WILL GENERATE HIGHER PER-ENGAGEMENT REVENUES. AS USER ACQUISITION INCREASES, AD REVENUES WILL BUILD RAPIDLY.

https://youtu.be/fc6p280fGpU TRANSCRIPT BELOW

SO IF YOU GET SOMEBODY TO WATCH THE AD, AND THEN THEY GET ENTERED INTO A CONTEST FOR WATCHING THE AD, AND THEY'RE FOCUSED ON THE AD, AND THERE NOT SKIPPING THE AD. THEY'RE NOT FLIPPING THE NEWSPAPER PAST THE AD THAT'S THE KIND OF REACTION WE COULD GET. ADVERTISERS JUST CAN'T GET THAT KIND OF RESULT IN ANY TYPE OF PLATFORM THAT'S WHY JINGLZ IS UNIQUE. JINGLZ REALLY ENGAGES THE AUDIENCE AND CAN VALIDATE AND VERIFY THAT THE USER HAS BEEN ENGAGED.

https://youtu.be/47pJ8LYAPqc TRANSCRIPT BELOW

ADVERTISING IS AN ARTFORM. AND TAKING THAT BEAUTY AND INSTEAD OF BLASTING IT OUT THERE BUT MAKING IT PART OF A BEAUTIFUL EXPERIENCE IS A PRETTY GREAT REWARD IN ITSELF.

https://youtu.be/MCU_m5qpK7Y TRANSCRIPT BELOW

JINGLZ IS NOT JUST A ONE HIT WONDER WE HAVE VISION. WE UNDERSTAND WE CAN TAKE OUR BACKEND AND WE CAN BUILD OUT OTHER PRODUCTS THAT ARE CONSUMER FACING THAT ARE INDUSTRY FACING IT COULD BE B2C IT COULD BE B2B. WE COULD USE OUR TOOLS FOR MARKET RESEARCH AND FOCUS GROUPS. IN FACT, ONE OF OUR PATENT

PENDING TECHNOLOGIES IS ALL ABOUT EMOTION DETECTION OR EMOTION CAPTURE. WHAT THAT MEANS IS THAT IF YOU'RE WATCHING A VIDEO AND THE CONSUMER OR THE USER IS SMILING 15 SECONDS INTO THAT VIDEO, WE CAPTURE THAT EMOTION. THEY FROWN 18 SECONDS, WE CAPTURE THAT EMOTION. THAT BENEFITS THE ADVERTISER WHILE THEY'RE SPENDING LOTS OF MONEY ON THE CREATIVE BEFORE THEY GO AN PUT IN ON A TV COMMERCIAL OR SPREAD IT OVER THE REST OF THE INTERNET AND OTHER MOBILE APPS TO SEE IF ITS GOING TO BE EFFECTIVE.

https://youtu.be/QKpb7vpK1Rg TRANSCRIPT BELOW

REWARDS. IT'S KIND OF FUNNY. LIKE WE, LIKE WE JOKE ABOUT IT IN THE OFFICE. BUT IF YOU BUILD, YOU KNOW YOU GIVE A, A VIRTUAL GAMER. IF YOU PLAY FARMVILLE, THEY'RE NOT BEING REWARDED WITH VEGETABLES. LIKE PEOPLE PLAY, PEOPLE PLAY. YOU KNOW PEOPLE PLAY FAKE SLOTS THEY'RE NOT BEING REWARDED WITH ACTUAL MONEY. THE ENGAGEMENT IS THE REWARD.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

JINGLZ, INC.

Pursuant to Section 607.1007 of the Business Corporation Act of the State of Florida, the undersigned, Aaron Itzkowitz, being the duly elected and serving President of Jinglz, Inc., a Florida corporation (the "**Corporation**"), does hereby certify as to the following in connection with the amendment and restatement of the Articles of Incorporation ("**Articles of Incorporation**") of the Corporation:

FIRST: The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Florida on March 9, 2017, Document No. P17000021395.

SECOND: These Amended and Restated Articles of Incorporation, which supersede the original Articles of Incorporation, were adopted by all of the members of the Board of Directors of the Corporation and by all of the outstanding shares of Common Stock, being the only outstanding class of voting stock of the Corporation, on November 20, 2017. To effect the foregoing, the text of the Articles of Incorporation is hereby restated and amended as herein set forth in full:

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "**Corporation**") is Jinglz, Inc.

ARTICLE II
PRINCIPAL OFFICE AND REGISTERED AGENT

The principal office of the Corporation shall be at 10802 Lake Wynds Court, Florida 33437, or in any other city in the State of Florida designated by the Board of Directors from time to time. The name and address of the Corporation's registered agent in the State of Florida, whose Consent to Appointment as Registered Agent accompanies these Articles of Incorporation, is Aaron Itzkowitz, 10802 Lake Wynds Court, Florida 33437.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Florida, and the Corporation shall have all of the powers conferred upon corporations organized under the laws of the State of Florida to carry out such purpose.

ARTICLE IV
TERM

The Corporation shall have perpetual existence.

ARTICLE V
CAPITAL STOCK

1. *Authorized Capital Stock.* Except as otherwise provided by law, authorized shares of capital stock of the Corporation, regardless of class or series, may be issued by the Corporation, from time to time in such amounts, for such lawful consideration and for such corporate purposes as the Board of Directors may from time to time determine. All capital stock when issued and fully paid for shall be deemed fully paid and non-assessable. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall be 150,000,000 consisting of:

(a) 80,000,000 shares of **Class A Common Stock**;

(b) 20,000,000 shares of **Class B Common Stock**; and

(c) 50,000,000 shares of **Preferred Stock**.

2. T*erms of Common Stock.*

2.1 General. Except as otherwise required by law or as otherwise provided in these Articles of Incorporation, each share of each class of Common Stock shall have identical powers, preferences, qualifications, limitations and other rights.

2.2 Voting Rights. Except as otherwise required by law or as otherwise provided in these Articles of Incorporation: (i) each share of Class A Common Stock shall be entitled to one (1) vote per share; (ii) each share of Class B Common Stock shall be entitled to ten (10) votes per share; and (iii) the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to a vote of stockholders.

2.3 Dividends. Subject to the rights of any outstanding class or series of capital stock ranking senior to Common Stock as to dividends, dividends may be paid upon Common Stock in cash, property or securities as and when declared by the Board of Directors out of funds legally available therefor. As and when dividends are so declared and paid, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis; provided that: (i) if dividends are declared that are payable in shares of Common Stock, such dividends shall be declared and payable at the same rate to holders of each class of Common Stock, but the holders of Class A Common Stock shall receive dividends in Class A Common Stock (rather than dividends in Class B Common Stock), and the holders of Class B Common Stock shall receive dividends in Class B Common Stock, and (ii) if the dividends consist of other voting securities of the Corporation, the Corporation shall declare and pay such dividends in separate classes of securities, identical in all

respects, except that the voting rights of each such security shall correspond to the class of security held.

2.4 Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of each class of Common Stock are entitled to share ratably in the net assets, if any, remaining after payment in full of all debts and liabilities of the Corporation and after the holders of any outstanding class or series of capital stock ranking senior to Common Stock shall have been paid in full the amounts to which such holders shall be entitled, or an amount sufficient to pay the aggregate amount to which such holders are entitled shall have been set aside for the benefit of the holders of such senior capital stock.

2.5 Stock Splits. The Corporation may not split, divide or combine the shares of any class of Common Stock unless, at the same time, the Corporation splits, divides or combines, as the case may be, the shares of the other class of Common Stock in the same proportion and manner.

2.6 No Preemptive Rights. The Board of Directors may from time to time issue any class or series of authorized stock of the Corporation, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase authorized stock of any class or series without offering any such stock, either in whole or in part, to the existing stockholders of any class or series. Except as otherwise provided in these Articles of Incorporation, no shareholder shall by reason of his holding shares of any class of capital stock have any preemptive or preferential rights to purchase or subscribe to stock of any class or series of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase stock of any class or series now or hereafter to be authorized, whether or not the issuance of any such stock, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such stockholder. All such newly authorized shares of stock of any class or series, or notes, debentures, bonds or other securities convertible into, or carrying options or warrants to purchase, stock of any class or series, may be issued and disposed of or sold by the Board of Directors on such terms and for such consideration, so far as may be permitted by law, and to such person or persons as the Board of Directors may determine in its discretion from time to time.

2.7 Conversion. Each holder of Class B Common Stock is entitled to convert at any time at the holder's election, any or all of such holder's Class B Common Stock into shares of Class A Common Stock at the rate of one share of Class B Common Stock for one share of Class A Common Stock, subject to adjustment if necessary pursuant to Section 2.5. Before any holder of a share converted pursuant to this Section 2.7 of this Article V shall be entitled to the rights of a holder of a share of Class A Common Stock into which such holder is converting, such holder must surrender the certificate therefor, duly endorsed, at the office of the Corporation or its transfer agent and registrar for capital stock and there give written notice to the Corporation at such office stating such holder's name or the name of such holder's nominee in which such holder wishes the certificate for the converted share of Common Stock to be issued and such holder's agreement to pay any applicable transfer taxes. The Corporation shall, as soon as practicable thereafter, issue and deliver to the holder or such holder's nominee, as the case may be, such certificate.

3. *Restrictions on Ownership and Transfer of Common Stock*. Shares of Class B Common

Stock may only be issued to or owned by a member of the **Founders Group**. In the event the ownership or the beneficial interest in any share of Class B Common Stock ceases to be vested in a member of the Founders Group, such share shall, immediately upon the effectiveness of such divestiture, convert into a share of Class A Common Stock on a one-for-one basis subject to adjustment, if necessary, as provided in Section 2.5; provided, however, that, upon the merger, consolidation or dissolution of a member of the Founders Group holding Class B Common Stock, the shares of Class B Common Stock owned by such holder at the time of transfer shall remain Class B Common Stock if they are to be transferred to another member of the Founders Group, without any intermediate holding by a person other than a member of the Founders Group other than a nominee for the member of the Founders Group. The term **"Founders Group"** means (i) Aaron Itzkowitz and Jake Itzkowitz, jointly, (ii) Rokk3r Labs, LLC, (iii) Mark Greenberger, (iv) Dewey Robbins and (v) Dynasty Wealth Management, LLC (each a "**Founder**"), and any individual, corporation, partnership, trust, unincorporated association or joint stock company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Founder. For purposes of this provision, the terms **"control," "controls,"** and **"controlled"** have the meanings ascribed to such terms under the Securities Act.

4. *Preferred Stock.* The Board of Directors is expressly authorized to issue from time to time all or any shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences (including seniority upon liquidation), relative participating, optional or other special rights, redemption rights, conversion privileges and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and to the fullest extent as now or hereafter permitted by these Articles of Incorporation and the laws of the State of Florida. Unless a vote of any shareholder is required under the Florida Business Corporation Act, the Board of Directors may from time to time increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series. In case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status that such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE VI
MANAGEMENT OF CORPORATION; BYLAWS

Except as otherwise expressly provided in these Articles of Incorporation for the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the directors and stockholders of the Corporation, it is further provided: (1) the management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors which shall have such number of members as may be provided in the Bylaws of the Corporation and (2) the power to adopt, alter, amend, repeal, or rescind any provisions of the Bylaws of the Corporation may be exercised by the Board of Directors by the vote of at least a majority of the total number of directors.

ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of holders of all voting shares of capital stock, or, as the case may be, such holders of one class or certain classes of stock entitled to vote with respect to the business to be transacted at the special meeting, shall be called by the Chairman of the Board of Directors or the Secretary at the request of stockholders only if the holders of shares representing not less than 50 percent of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary one or more written demands for a special meeting describing the purpose or purposes of which it is to be held.

ARTICLE VIII
LIABILITY OF DIRECTORS

To the fullest extent permitted by the laws of the State of Florida, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 607.0834 of the Florida Business Corporation Act, as the same may hereafter be amended or supplemented, or (iv) for any transaction from which the director derived an improper personal benefit. If the laws of the State of Florida are amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent so permitted. Any amendment, modification or repeal of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, modification or repeal.

ARTICLE IX
INDEMNIFICATION

Each person who is or was a director, officer, employee, or agent of the Corporation, and each such person who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the fullest extent permitted from time to time by the laws of the State of Florida or any other applicable laws as presently or hereafter in effect. The Corporation shall advance the expenses incurred by any of the foregoing persons in defending actions against them to the full extent permitted by applicable law. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided by this Article IX. Any amendment,

modification or repeal of this Article IX shall not adversely affect any right or protection existing hereunder at the time of such amendment, modification or repeal.

ARTICLE X
AMENDMENT

Subject to the express provisions of these Articles of Incorporation, any of the provisions of these Articles of Incorporation may be altered, amended, repealed, or rescinded, and other provisions authorized by the laws of the State of Florida at the time in force may be added or inserted, in the manner or at the time prescribed by such laws, and all rights at any time conferred upon the stockholders of the Corporation by these Articles of Incorporation are granted subject to the provisions of this Article X.

THIRD: The foregoing amendments were adopted by all of the members of the Board of Directors and by all of the outstanding shares of Common Stock of the Corporation pursuant to Section 607.0821 and 607.0704 of the Florida Business Corporation Act on November 20, 2017. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation, and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true.

JINGLZ, INC.

By: ________________________
Name: Aaron Itzkowitz
Title: President

Date: November 20, 2017